June 29, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Mr. Bruce W. Thomas, Chief Executive Officer
Cadmus Communications Corporation
1801 Bayberry Court, Suite 200
Richmond, VA 23226

      Re: **Cadmus Communications Corporations**
               Form 10-K for the Year Ended December 31, 2005
               Commission File Number: 000-12954

Dear Mr. Thomas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  David R. Humphrey
                  Branch Chief-Accountant